Exhibit 99.1

Cumberland House
1 Victoria Street, 7th Floor,
Hamilton HM11, Bermuda

Tel +1 441 494 6350
Fax +1 441 494 6390

July 29, 2013

The Board of Directors

American Safety Insurance Holdings, Ltd.

31 Queen Street, 2nd Floor
Hamilton, Bermuda

Attn:       Stephen R. Crim

BY EMAIL

Dear Stephen:

We are writing to express the continued interest of Catalina Holdings (Bermuda) Ltd (“Catalina”) in the acquisition of American Safety Insurance Holdings, Ltd. (“ASI” or the “Company”) (the “Transaction”).  As you are aware, we have devoted substantial resources to this Transaction, and, as we stated in our May 30, 2013 proposal letter, we have completed our due diligence, and have committed, drawable financing in place.  This Transaction is of significant interest to Catalina and we are prepared to commit the resources at our disposal to acquire ASI.

Purchase Price:

To acquire 100% of the capital stock of ASI that we do not already own, we will pay $29.75 per fully diluted share.  This equates to a total consideration of $311.6 million.

We have assumed that the outstanding common and restricted stock equals 9,628,101 and have also taken into account the options outstanding (497,702 at a weighted average strike price of $12.94) and unvested restricted stock units (568,026) for purposes of making our offer.

Merger Agreement:

As outlined in the Proxy Statement, our revised markup of the Agreement and Plan of Merger (“Merger Agreement”) addressed key points discussed with Sherman & Sterling.  We believe the draft Merger Agreement is in largely agreed form and we are ready to sign it.  Alternatively, we are prepared to enter into the Merger Agreement on terms substantially similar to the Merger Agreement entered into with Fairfax Financial Holdings Limited (“Fairfax”).

Consideration:

We confirm that the entire purchase price will be paid in cash at closing.

Funding for the purchase price will be met from equity at hand on Catalina’s balance sheet and senior bank debt financing provided by Royal Bank of Canada (“RBC”) and Lloyds TSB Bank plc (“Lloyds”).  RBC Capital Markets, LLC (“RBCCM”) is acting as our exclusive financial advisor.  Our bank financing is committed and immediately drawable.

Reasons why Catalina’s offer is Superior (as defined in the Merger Agreement):

•                  Catalina proposes to acquire ASI at a higher per share price than Fairfax.

•                  Unlike Fairfax, Catalina’s mark up of the Merger Agreement does not allow for termination if the liquidation of all non-cash investments held by ASI has not been completed in accordance with the Merger Agreement.

•                  The conditions to completion of the Merger are the same.

•                  ASI determined that the transaction with Fairfax had greater certainty of being approved by the applicable regulators in a shorter time period.  We are surprised by this conclusion as Catalina has a history of receiving change of control approval from Bermudian and US insurance regulators without unnecessary delay in all previous transactions.  We do not believe ASI or its advisors can have information contrary to our experience.

Expiry:

The terms of this letter will remain open until the earlier of August 5, 2013 at 5:00 p.m. Eastern or the day when it is accepted by ASI or any representative thereof (“Termination Date”).  If the offer has not been accepted by the Termination Date, no terms included in our proposal will be valid unless otherwise communicated by Catalina.

We would like to discuss our proposal with the independent directors of ASI’s board at the earliest opportunity to agree how we move our proposal to a signed Merger Agreement.

I look forward to hearing from you.

Yours sincerely,

/s/ Chris Fagan

Chris Fagan

Chief Executive

Catalina Holdings (Bermuda) Ltd

Catalina Holdings (Bermuda) Ltd (“Catalina”) is a long term consolidator in the non-life insurance/reinsurance run-off sector.  Catalina was established in 2005 to focus solely on the acquisition and management of non-life insurance/reinsurance companies in run-off.  Our shareholders include substantial financial institutions including Ontario Teachers Pension Plan, Caisse de Depot et Placement du Quebec, Nomura and RBS Special Opportunities.  Since its foundation, Catalina has made over $880 million of acquisitions in the non-life insurance and reinsurance run-off sector.  Catalina has received change of control approvals from Bermudian, Irish, Swiss, UK (FSA and Lloyd’s) and various US state insurance regulators in prior transactions.  We currently maintain offices in Bermuda, Colorado, London, Dublin, New York and Pfaffikon, Switzerland.  As of March 31, 2013, Catalina had total assets of $1.3 billion and shareholders’ equity of $437 million.  For further details about Catalina’s acquisitions or its management team please refer to www.catalinare.com.